EXHIBIT 99.1

Endeavour Silver Announces Appointment of Chief Financial Officer

VANCOUVER, British Columbia, Dec. 05, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) is pleased to announce the appointment of Elizabeth Senez as the Company’s Chief Financial Officer (“CFO”), effective January 1, 2024. Ms. Senez brings over 20 years of extensive experience in accounting, corporate finance, and corporate treasury to her new role.

Concurrent with Ms. Senez’s appointment, Christine West, the current CFO, will be transitioning to retirement. Ms. West will step down as CFO but will continue to support the Company through a transition period and retain her position on the Board of Directors until her retirement, a testament to her enduring commitment to the Company. The Company expresses heartfelt appreciation to Ms. West for her significant contributions since 2008, acknowledging her expertise and dedicated service during her 16 years with the Company. Ms. West has been an integral part of Endeavour, a mentor to many and played a pivotal role in the Company’s growth and success. The Company cannot thank her enough and wishes her the best in retirement.

“On behalf of management and the Board of Directors, we would like to welcome Ms. Senez to our executive leadership team. Her extensive financial expertise in mining and corporate finance, makes her a great fit with our focus on advancing Terronera,” stated Dan Dickson, Chief Executive Officer. “With strategic acumen and leadership skills, we look forward to the value that her experience can bring as we continue to grow our Company.”

As a finance executive with predominantly a Latin American focus, Ms. Senez is an effective leader with a proven track record in delivering results and managing large finance and treasury teams. Notably, Ms. Senez served as the Group Treasurer for First Quantum Minerals in their London office and spent eight years with the company in increasing senior capacities. Her most recent positions include serving as Chief Financial Officer for a group of exploration companies headquartered in Vancouver, BC, formed through a series of acquisitions and spin outs.

Elizabeth started her career at Deloitte and Touche LLP in the mining group in 2002. Ms. Senez is a fellow of the Institute of Chartered Accountants in England and Wales, having obtained her undergraduate degree in Psychology at Oxford University, in addition to a Diploma in Treasury Management from the Association of Corporate Treasurers.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to achieve its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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